Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

PROPOSED APPOINTMENT OF DIRECTOR

The Board of Directors (the “Board”) of PetroChina Company Limited (the “Company”) has proposed to appoint Mr Xu Wenrong as a director of the Company (the “Proposed Appointment”). The Proposed Appointment shall be approved by the shareholders of the Company (the “Shareholders”) by way of ordinary resolution at the 2015 annual general meeting (the “AGM”).

The biographical details of Mr Xu Wenrong are as follows:

Xu Wenrong, age 54, is a deputy general manager of China National Petroleum Corporation (the “CNPC”). Mr Xu participated in the work in July 1982 after he graduated from the major of Geophysical Prospection, East China Petroleum Institute. Mr Xu graduated from the major of Geological Resources and Geological Engineering, China University of Petroleum (Beijing) with a doctorate degree in June 2006. He is a professor-level senior engineer. Mr Xu served as a deputy director general of Bureau of Geophysical Prospecting of CNPC from November 1997, the director general of Bureau of Geophysical Prospecting of CNPC from December 1999, the vice chairman and president of BGP Inc., CNPC from December 2002. He was an assistant president of CNPC from January 2004, and at the same time, Mr Xu was the director general of development and research department of CNPC from September 2005, and the chairman of CNPC Services & Engineering Ltd from July 2006. He served as a director of the board, the chief of discipline & inspection group and the chairman of the labor union of China Shipping (Group) Company, and the president of China Shipping Management Cadre College from June 2011. He served as a vice president and the chief of discipline & inspection group of China Shipping (Group) Company from February 2014, and the chief of discipline & inspection group of China Shipping (Group) Company from July 2015. He has served as a deputy general manager of CNPC since January 2016.

Save as disclosed above, as at the date of this announcement, Mr Xu (i) has not held any directorship in any other listed companies in the past three years; (ii) has no relationship with any other Director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company; and (iii) has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no information on Mr Xu that needs to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there any other matters that need to be brought to the attention of the Shareholders.

If the Proposed Appointment is approved at the AGM, Mr Xu’s term of office will be for a period of three years, commencing from the date when his appointment is approved at the AGM and expire on the date of the 2018 annual general meeting of the Company to be held in 2019. The Director’s emolument will be fixed by the Board pursuant to the authority granted by the Shareholders at the AGM by reference to the his duties, responsibilities and performance and the results of the Company.

A supplemental notice of AGM containing, among others, the details of the Proposed Appointment will be dispatched to the Shareholders as soon as practicable.

By order of the Board

PetroChina Company Limited

Secretary to the Board

Wu Enlai

Beijing, the PRC

28 April 2016

As at the date of this announcement, the Board of Directors comprises Mr Wang Yilin as the Chairman; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin and Mr Zhao Zhengzhang as executive directors; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive directors.